17008352

ON

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2017
15 REGISTRATIONS BRANCH

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68350

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

[redacted]

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diffusion Markets, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1166 Avenue of the Americas, Ninth Floor
(No. and Street)

New York (City) — NY (State) — 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Ahn — 212-403-8584 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst &Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) — New York (City) — NY (State) — 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Diffusion Markets, L.L.C.

1166 Avenue of the Americas
Ninth Floor
New York, NY 10036

(212) 478-0000
Fax (212) 478-0100

Oath or Affirmation

I, Jeffrey Ahn, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Diffusion Markets, L.L.C., as of December 31, 2016, is true and correct. I further swear (or affirm) that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Diffusion Markets, L.L.C.

By: ______________________
Jeffrey Ahn
Authorized Signatory

Subscribed and sworn to before me this 28th day of February 2017

By: ______________________
Notary Public

JAKE A. LIPMAN
Notary Public, State of New York
Registration #01LI6173955
Qualified In New York County
Commission Expires September 10, 2019

Diffusion Markets, L.L.C.

1166 Avenue of the Americas
Ninth Floor
New York, NY 10036

(212) 478-0000
Fax (212)478-0100

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents

Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Manager of
Diffusion Markets, L.L.C.:

We have audited the accompanying statement of financial condition of Diffusion Markets, L.L.C. (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Diffusion Markets, L.L.C. at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2017

Diffusion Markets, L.L.C.

Statement of Financial Condition

December 31, 2016

(Expressed in United States dollars)

		(in thousands)
Assets		
Cash equivalents	$	808
Receivable from clearing broker		10,663
Financial instruments owned		75,742
Other assets		50
Total Assets	**$**	**87,263**
Liabilities and Member's Capital		
Payable to affiliates	$	1,327
Financial instruments sold, but not yet purchased		63,407
Total Liabilities		**64,734**
Commitments, Contingencies, and Guarantees		
Member's Capital		**22,529**
Total Liabilities and Member's Capital	**$**	**87,263**

The accompanying notes are an integral part of this statement.

Notes to Statement of Financial Condition

December 31, 2016

1. Organization

Diffusion Markets, L.L.C. (the "Company") is a Delaware limited liability company. Diffusion Markets Holdings, L.L.C. ("Diffusion Holdings") is the manager (in such capacity, the "Manager") and the sole member of the Company. D. E. Shaw Asymptote Portfolios, L.L.C. ("Asymptote Portfolios") is the manager of Diffusion Holdings, and D. E. Shaw & Co., L.P. ("DESCO LP") and Asymptote Portfolios are the members of Diffusion Holdings.

The Company is a broker-dealer registered with the U. S. Securities and Exchange Commission ("SEC") and is an approved market maker on the Chicago Board Options Exchange ("CBOE"), NYSE MKT, NYSE Arca, NASDAQ Options Market, and BATS BZX Exchange. The Company is also a member of the NYSE Amex Options and NASDAQ Stock Market.

The principal investment objective of the Company is to achieve positive returns from capital appreciation and income generation. The primary purpose of the Company is to purchase, sell, hold, trade, structure, and restructure securities, commodities, other financial instruments, other interests, and any other real or personal property of any kind (including cash and cash equivalents). While the Company may pursue a variety of strategies and other activities, it focuses predominantly on certain options-related strategies, including market making.

Arcesium LLC ("Arcesium"), an affiliate of the Company, provides back- and middle-office software and services for a variety of post-trade and portfolio accounting functions with respect to the Company. A subsidiary of DESCO LP owns substantially all of Arcesium and a third-party investor owns a minority interest.

Nothing in this statement of financial condition or notes shall (a) create or imply any limit on the discretion of the Manager or (b) be deemed to modify any provisions of the Company's limited liability company agreement or other operating documents.

2. Significant Accounting Policies

The Company's statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), which may require management to use its judgment in making certain estimates. Such estimates relate primarily to the valuation of financial instruments when quoted market prices are not available, as discussed further below. It is expected that such estimates will differ from the amounts ultimately realized due to the uncertainties inherent in any such estimation process, and the differences may be material.

The statement of financial condition of the Company is expressed in United States dollars.

2. Significant Accounting Policies (Continued)

The Company considers cash equivalents to be short-term, highly liquid investments that are readily convertible to known amounts of cash, are traded and held for cash management purposes, and have original maturities of three months or less, at the time of purchase. These may include certain government securities and money market investments. Money market investments are carried at net asset value, which approximates fair value. As of year-end, the Company's liquidity is maintained in cash equivalents, all of which is deposited with, or held by, HSBC.

Receivables and payables (including those resulting from contractual commitments, and cash or other collateral) are reported net by counterparty, provided that the netting requirements of U.S. GAAP have been satisfied.

Dividends are recorded on the ex-dividend date, and interest income, interest expense, and operating and other expenses are recorded on an accrual basis.

Principal transactions in financial instruments and related expenses (which include clearing and execution costs) are recorded on a trade date basis. It should be noted that "trade date" is the date when the Company believes that all material financial and other contractual terms and conditions are determined and expected to be effective.

Substantially all of the Company's assets and liabilities are carried at fair value or recorded at contracted amounts that approximate fair value.

a. Fair value is the price that would be received for an asset or paid to transfer a liability (i.e., an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date ("Fair Value Measurement").

   The Company determines the fair value of its assets and liabilities based on the fair value hierarchy established in Fair Value Measurement, which requires the Company to maximize the use of relevant observable inputs and minimize the use of unobservable inputs when measuring the fair value of its assets and liabilities. Observable inputs are inputs that are developed using market data, such as publicly available information about actual events or transactions, and reflect the assumptions market participants would use when pricing an asset or liability. Unobservable inputs are inputs for which market data are not available and that are developed using the best information available about the assumptions market participants would use when pricing an asset or liability. The hierarchy gives the highest priority to observable inputs (i.e., Level 1 measurements) and the lowest priority to unobservable inputs (i.e., Level 3 measurements). The three levels of the fair value hierarchy are described below.

   i. Level 1: Financial instruments valued using unadjusted quoted market prices in active markets for identical assets or liabilities. Active markets may be, but are not limited to, established securities

2. Significant Accounting Policies (Continued)

a. (Continued)

exchanges or clearinghouses. Financial instruments that are principally traded on a particular established securities exchange or cleared by an established clearinghouse are generally valued at their "official closing" prices as determined by or published by such exchange or clearinghouse. Financial instruments not principally traded on an established securities exchange or cleared by an established clearinghouse but actively traded over-the-counter are generally valued at the last "bid" or "ask" price or at the mean between such prices, as such prices are reported by the established quotation system for that financial instrument. Examples of Level 1 assets and liabilities include equity financial instruments and derivative financial instruments that are principally traded in active markets, as well as certain other financial instruments that are highly liquid and are actively traded in over-the-counter markets.

ii. Level 2: Financial instruments valued using observable inputs other than Level 1 inputs, such as quoted market prices for similar assets or liabilities, quoted market prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The fair value of financial instruments for which quoted market prices are not readily available may be determined based on other relevant factors, including dealer price quotations, the price activity of similar instruments, and valuation pricing models. Examples of Level 2 assets and liabilities generally include equity financial instruments with quoted market prices that are traded less frequently than financial instruments traded on an established securities exchange or cleared by an established clearinghouse and derivative financial instruments whose values are determined using pricing models with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

iii. Level 3: Financial instruments valued using unobservable inputs that are significant to the determination of the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using certain market standard methodologies (including market and/or income approaches) and input factors where independent pricing information cannot be obtained for a significant portion of the underlying assets or liabilities.

The Company relies on various personnel of DESCO LP in determining the final valuation of the Company's investments. The overall valuation process is overseen by DESCO LP's Valuation Working Group ("VWG"), which comprises several senior managers, including DESCO LP's Chief Financial Officer ("CFO"). The CFO manages the pricing group (the "Pricing Group"), which determines the final valuation of the Company's investments. The Pricing Group is a unit of DESCO LP's finance and operations department that, along with the VWG, is independent of DESCO LP's trading and portfolio management functions. DESCO LP utilizes Arcesium to provide all pricing information used in connection with the valuation of non-private investments, and such valuations are independently reviewed by the Pricing Group. The Pricing Group is responsible for the valuation of private investments and submits periodic analyses and findings to the VWG. The

2. Significant Accounting Policies (Continued)

a. (Continued)

VWG meets with the Pricing Group on a periodic basis (primarily monthly with respect to Level 3 assets and liabilities and quarterly with respect to any general valuation matters) to review DESCO LP's valuation processes and the findings of the Pricing Group and to discuss, among other things, significant enhancements or material exceptions to pricing methodologies and procedures. The VWG also reviews from time to time DESCO LP's written valuation policies and the Pricing Group's assessment of the quality of pricing information provided by Arcesium or obtained from third parties that is used in the valuation process.

b. Financial instruments owned and financial instruments sold, but not yet purchased may include equity securities and options. Such financial instruments are reflected on the statement of financial condition at fair value. The resulting net change in unrealized gains and losses on these financial instruments is reflected in member's capital on the statement of financial condition.

The Company accounts for the effect of any uncertain tax positions in its statement of financial condition. The Company measures such tax positions against the more-likely-than-not threshold, based on whether those positions would be expected to be sustained if examined by the relevant tax authority. With respect to any tax positions that do not meet the more-likely-than-not threshold, the Company records a corresponding liability in the statement of financial condition, though no liabilities or expenses, including interest and penalties, were deemed necessary for recording during the year. While there can be no assurances that the taxing authority in any jurisdiction will agree with the tax positions adopted by the Company, the Company does not expect that any assessments would be material to its financial position if the taxing authority did not agree with such tax positions.

3. Receivable from Clearing Broker

The Company enters into transactions in financial instruments with one clearing broker pursuant to clearance agreements and other collateral arrangements that subject the Company to credit and liquidity risk. Clearance agreements permit the clearing broker to pledge or otherwise hypothecate the Company's financial instruments and/or other positions, subject to certain limitations, typically based on the Company's margin borrowings. Substantially all financial instruments owned, as well as cash with the clearing broker, are held as collateral against various margin obligations and as collateral against financial instruments sold, but not yet purchased. The clearing broker may also liquidate such financial instruments and/or other positions where required collateral is not posted on a timely basis.

The table below presents a breakdown of amounts included in receivable from clearing broker on the Company's statement of financial condition.

3. Receivable from Clearing Broker (Continued)

Clearing Broker Overview (in thousands)

		Receivable
Margin Borrowings	$	(12,404)
Amounts Not Yet Settled [(1)]		23,456
Fees Payable		(446)
Other		57
Net Exposure	**$**	**10,663**

[(1)] Amounts Not Yet Settled may include amounts associated with unsettled trades in financial instruments owned and/or financial instruments sold, but not yet purchased.

4. Related Party Transactions

The Manager may utilize DESCO LP and other affiliates (collectively, the "Shaw-Related Entities"), directly and/or indirectly, to provide substantially all personnel, administrative functions, overhead, and other services with respect to the Company. In consideration for providing these services and in accordance with the applicable operating documents, the Company directly and/or indirectly reimburses the Shaw-Related Entities. Payable to affiliates represents net amounts due to the Shaw-Related Entities with respect to such charged amounts. Any receivables and/or payables resulting from the aforementioned related party transactions are due on demand.

5. Regulatory Considerations and Net Capital Requirement

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the SEC, which specifies uniform net capital requirements for its registrants. The Company has elected the alternative net capital standard permitted and as defined by Rule 15c3-1, which requires that it maintain minimum net capital, equal to the greater of $250,000 or two percent of aggregate debit items arising from customer transactions.

At year-end, the Company had net capital, calculated based on SEC Rule 15c3-1 requirements, of approximately $16.8 million, which exceeded the minimum requirement by approximately $16.6 million.

6. Certain Financial Instruments, Associated Risks, and Off-Balance-Sheet Risk

In the normal course of business, the Company may enter into transactions in various financial instruments with off-balance-sheet-risk primarily (a) for the purpose of hedging its exposure to market, interest rate, and credit risks and (b) in connection with its normal investing activities. These

6. Certain Financial Instruments, Associated Risks, and Off-Balance-Sheet Risk (Continued)

financial instruments may include financial instruments sold, but not yet purchased, as well as certain derivative financial instruments. Risk in these transactions arises from many factors, including the potential failure of the exchange, clearinghouse, or counterparty to perform under the terms of each of the related contracts as well as changes in interest rates, equity indices, or the fair value of the underlying financial instruments. Through the use of hedging strategies and various credit-monitoring techniques, the Company attempts to reduce its exposure to certain market, interest rate, and credit risks arising from the use of financial instruments with on-and off-balance-sheet risk.

A further description of the Company's financial instruments with off-balance-sheet risk appears below.

a. Financial Instruments Sold, But Not Yet Purchased

Financial instruments sold, but not yet purchased represent obligations to deliver specified financial instruments at contracted prices, thereby creating liabilities to purchase such financial instruments at some date in the future at then-prevailing market prices, thus subjecting the Company to market risk.

b. Derivative Financial Instruments

Derivative financial instruments contain varying degrees of off-balance-sheet risk, whereby the occurrence of certain credit events or changes in interest rates, equity indices, or the fair value of the underlying financial instruments may result in losses in excess of any amounts reflected on the statement of financial condition. The specific types of derivative financial instruments traded by the Company are described as follows:

Option contracts are derivative financial instruments that provide a counterparty with (a) the right, but not the obligation, to purchase or sell financial instruments at a specified price on or before a specified future date or (b) the right to exchange cash flows based on the changes in the values of the financial instruments underlying the option contract. A premium is received by the option contract writer in exchange for bearing the risk of unfavorable changes in the values of the financial instruments underlying the option contract.

The table below presents the fair value of the Company's derivative assets and liabilities and their average notional amounts, each on a gross basis, categorized by each derivative financial instrument's primary underlying risk, as determined by management. Management believes that average notional amounts, calculated using the notional values as of each quarter-end, are an indication of volume because of the relatively constant activity throughout the year.

6. Certain Financial Instruments, Associated Risks, and Off-Balance-Sheet Risk (Continued)

b. *Derivative Financial Instruments (Continued)*

(in thousands)

Primary Underlying Risk	*Derivative Assets*	*Derivative Liabilities*	*Gross Average Notional Amounts*
Equity Contracts			
Exchange-Traded	$ 57,914	$ 48,481	$ 2,473,701
Total Derivative Financial Instruments, Gross	**57,914**	**48,481**	**$ 2,473,701**
Counterparty Netting	-	-	
Fair Value	**57,914**	**48,481**	
Collateral	67,157	58,705	
Total Derivative Financial Instruments, Net	**$ 125,071**	**$ 107,186**	

The fair value amounts in the table above are presented on the statement of financial condition as either financial instruments owned or financial instruments sold, but not yet purchased. The derivative financial instruments included in the table above are subject to netting agreements, however, they are presented gross because management has either (i) made an election not to net, (ii) not yet determined the relevant agreement to be enforceable, or (iii) determined the relevant netting agreement is not enforceable.

Due to the fact that the Company receives or posts cash collateral pursuant to cross margining arrangements under its agreements with its clearing broker, the cash collateral amount presented in the table above is an amount calculated to represent the amount of collateral associated with each derivative financial instrument. The Company may post or receive collateral due to a variety of factors that may include initial margin or other requirements that are based on notional amounts which may exceed the fair value of the derivative financial instrument.

While individually these derivative financial instruments carry the risks referred to above, the measurement of risk associated with these instruments is meaningful only when all related and offsetting transactions used in an attempt to limit certain risks to the Company are identified. In any case, it should be noted that the Company's exposure to credit risks associated with

6. Certain Financial Instruments, Associated Risks, and Off-Balance-Sheet Risk (Continued)

b. Derivative Financial Instruments (Continued)

counterparty nonperformance on these instruments is limited to the fair value of such contracts (as well as any cash or other collateral on such contracts), which are included, net by counterparty (where applicable), on the statement of financial condition. It is the Company's policy to monitor its exposure to credit risks, to pledge collateral where deemed necessary, and to obtain collateral where permitted and deemed necessary.

7. Fair Value Measurement

Based upon the fair value hierarchy established in Fair Value Measurement, the Company's assets and liabilities that are recorded at fair value have been categorized, as discussed in Note 2. The following table presents information about the Company's assets and liabilities measured at fair value and assigned a hierarchy as of year-end.

	(in thousands)			
	Level 1	*Level 2*	*Level 3*	*Total*
Assets				
Cash Equivalents	$ 808	$ -	$ -	$ 808
Financial Instruments Owned				
Common Stock	14,841	-	-	14,841
Exchange-Traded Funds	2,987	-	-	2,987
Options	53,524	4,390	-	57,914
Assets, at Fair Value	**$ 72,160**	**$ 4,390**	**$ -**	**$ 76,550**
Liabilities				
Financial Instruments Sold, but Not Yet Purchased				
Common Stock	$ 12,577	$ -	$ -	$ 12,577
Exchange-Traded Funds	2,349	-	-	2,349
Options	46,715	1,766	-	48,481
Liabilities, at Fair Value	**$ 61,641**	**$ 1,766**	**$ -**	**$ 63,407**

8. Commitments, Contingencies, and Guarantees

In the normal course of business, the Company may trade and hold certain derivative financial instruments, such as written put options, which may constitute guarantees. As of year-end, the Company holds written put option contracts with expiration dates ranging from January 2017 to January 2019. The Company's maximum payout for each written put option is limited to the notional amount of the relevant option, which in the aggregate is $636.6 million. Maximum payouts may be offset

8. Commitments, Contingencies, and Guarantees (Continued)

by the subsequent sale of assets received by the Company in the settlement of the relevant written put option. The aggregate fair value of the Company's written put options amounts to $18.4 million.

While individually written put options carry the risks referred to above, the measurement of risk associated with these instruments is meaningful only when all related and offsetting transactions used in an attempt to limit certain risks to the Company are identified.

Finally, in the normal course of business, the Company enters into certain contracts that provide a variety of indemnities. The Company's maximum exposure under these indemnities is generally unknown. However, no claims have been made under these indemnities in the past, and while there can be no assurances in this regard, the Company is not aware of any such claims that may be made in the future. Therefore, the Company does not consider it necessary to record a liability for these indemnities under U.S. GAAP.

9. Subsequent Events

The Company has evaluated events subsequent to year-end through February 28, 2017, the date the statement of financial condition was available to be issued.

On February 1, 2017, the Company received notification from the Financial Industry Regulatory Authority of possible disciplinary action relating to inadvertent violations of certain rules regarding CBOE auction participations. Although the ultimate outcome of this matter cannot be ascertained at this time, and while there can be no assurances in this regard, the Company believes that the resolution of this matter will not have a material adverse effect on the financial condition of the Company, taken as a whole; such matter may, however, have a material adverse effect on its member's capital in a future period.

Additionally, on February 2, 2017, senior management of DESCO LP made a determination to begin liquidating the Company's securities positions. As of the date the statement of financial condition was available to be issued, management of DESCO LP has determined that the Company will continue to operate, but not engage in any new activity. The Company expects to maintain sufficient net capital in accordance with the uniform net capital requirements as defined by Rule 15c3-1.

Diffusion Markets, L.L.C.

Statement of Financial Condition

December 31, 2016